EXHIBIT 21.1

SUBSIDIARIES OF THE RUBICON PROJECT, INC.

Rubicon Project Hopper, Inc.	(Delaware)
Rubicon Project Unlatch, Inc.	(Delaware)
Rubicon Project Turing, Inc.	(Delaware)
Advertising Automation Accelerator, LLC	(Delaware)
Rubicon Project Edison, Inc.	(Delaware)
Rubicon Project Curie, Inc.	(Delaware)
Rubicon Project Bell, Inc.	(Delaware)
Chango USA, Inc.	(Delaware)
5monkeys, Inc.	(Delaware)
Caviar Acquisition Corp.	(Delaware)
Rubicon Project Daylight, Inc.	(Delaware)
Project Daylight, LLC	(Delaware)
The Rubicon Project Chango, Inc.	(Canada)
The Rubicon Project Canada, Inc.	(Canada)
The Rubicon Project Ltd.	(United Kingdom)
The Rubicon Project GmbH	(Germany)
The Rubicon Project SARL	(France)
The Rubicon Project SRL	(Italy)
Rubicon Project K.K.	(Japan)
The Rubicon Project Singapore Pte. Ltd.	(Singapore)
The Rubicon Project Australia PTY Limited	(Australia)
Rubicon Project Serviços De Internet LTDA.	(Brazil)